May 24, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz and Chris Edwards

Re: Responses to the Securities and Exchange Commission

Staff Comments dated May 18, 2022, regarding

Columbia Care Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2022

File No. 000-56294

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 18, 2022 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 000-56294) (the “Preliminary Proxy Statement”) of Columbia Care Inc. (the “Company”, “Columbia Care” “we,” or “our,”) filed on May 2, 2022 with the SEC. The Company intends to file an amendment to the Preliminary Proxy Statement responding to the Staff’s comment 1 and including certain other revisions and updates at a later date.

For your convenience, the Staff’s comments are included below, and we have numbered our responses accordingly.

Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A filed May 2, 2022

Background to the Arrangement, page 22

Staff Comment No. 1.

We note that Columbia Care’s representatives and Cresco Labs’s representatives engaged in a series of negotiations. Please describe in greater detail the nature and

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substance of the deliberations conducted at the meetings, including the specific matters discussed and the conclusions reached. Your disclosures should explain how the material terms changed during the course of the negotiations. For example, please provide the following:

•	Describe each meeting between the parties and identify the individuals present at each meeting and the issues discussed and conclusions reached at those meetings.

•	Describe how the parties came to an expectation that Cresco was prepared to offer 0.5579 of a Cresco Share for each Columbia Care Share.

•	Describe the substance of the conversations regarding the draft Arrangement Agreement.

•	Identify the members of the Columbia Care Special Committee.

Company’s Response:

In response to the Staff’s comment, we intend to file an amendment to the Preliminary Proxy Statement that includes additional disclosure.

General

Staff Comment No. 2.

We note that your CEO Mr. Nicholas Vita will continue to serve in a senior management capacity following the merger’s closing after receiving substantial cash and equity compensation as part of employment agreement and that two other individuals nominated by Columbia Care will be appointed to the Cresco Board. Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of such arrangements, Cresco Labs is an affiliate of yours engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.05 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Company’s Response:

For the reasons set forth below, Columbia Care has concluded compliance with Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not required with respect to the Arrangement by virtue of the Arrangement qualifying for the exemption in paragraph (g)(2) of Rule 13e-3. This exemption applies to any Rule 13e-3 transaction in which security holders “are offered or receive only an equity security,” provided that three conditions are met:

(i)	the offered equity security (i.e., in the case of the Arrangement, the subordinate voting shares of Cresco Labs (the “Cresco SV Shares”)) has substantially the

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same rights as the equity security which is the subject of the Rule 13e-3 transaction (i.e., in the case of the Arrangement, the outstanding common shares of Columbia Care (the “Columbia Care Shares”)), including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock);

(ii)	the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and

(iii)	if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted.

Description of Columbia Care Classes of Shares and Treatment under the Arrangement. Columbia Care has two outstanding classes of shares, the Columbia Care Shares and the Proportionate Voting Shares (the “Columbia Care PV Shares”). Generally, except as described below, the Columbia Care Shares and the Columbia Care PV Shares have the same rights, are equal in all respects and are treated by Columbia Care as if they were shares of one class only. Columbia Care PV Shares, including fractions thereof, may at any time, subject to certain conditions, at the option of the holder, be converted into Columbia Care Shares at a ratio of 100 Columbia Care Shares per Columbia Care PV Share with fractional Columbia Care PV Shares convertible into Columbia Care Shares at the same ratio. Further, the Columbia Care Board of Directors may determine that it is no longer advisable to maintain the Columbia Care PV Shares as a separate class of shares and may cause all of the issued and outstanding Columbia Care PV Shares to be converted into Columbia Care Shares at a ratio of 100 Columbia Care Shares per Columbia Care PV Share with fractional Columbia Care PV Share convertible into Columbia Care Shares at the same ratio and the Columbia Care Board of Directors shall not be entitled to issue any more Columbia Care PV Shares thereafter. The Columbia Care Shares and the Columbia Care PV Shares are described in more detail in Columbia Care’s Form 10, under Item 11, “Description Of The Registrant’s Securities To Be Registered.”

In the Arrangement, the Columbia Care PV Shares will first be converted into Columbia Care Shares in accordance with their terms. Subsequent to the conversion of the Columbia Care PV Shares into Columbia Care Shares, the Columbia Care Shares will be exchanged for Cresco SV Shares. As a result, immediately prior to the time of the issuance of the Cresco SV Shares in the Arrangement, no Columbia Care PV Shares will be outstanding and all such prior holders of Columbia Care PV Shares will be holders of Columbia Care Shares.

Exemption Availability. As reflected in the Proxy Statement, each of these three conditions will be met with respect to the Arrangement. Specifically:

•

All holders of Columbia Care Shares (including former holders of Columbia Care PV Shares which have been converted into Columbia Care Shares) are receiving the same consideration in exchange for their Columbia Care Shares.

•

Notwithstanding the difference in the names of the share classes, the Cresco SV Shares to be issued to Columbia Care shareholders in the Arrangement have substantially the same rights and privileges as the Columbia Care Shares. Additionally, both Columbia Care and Cresco Labs are companies existing under the laws of the Province of British Columbia, meaning that holders of both Cresco SV Shares and Columbia Care Shares would have the same statutory rights under British Columbia corporate law.

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•	Both the Cresco SV Shares and the Columbia Care Shares are registered under Section 12(g) of the Exchange Act.

•

Neither the Columbia Care Shares nor the Cresco SV Shares are listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, so subsection 13e-3(g)(2)(iii) is inapplicable.

Comparison of Rights. A comparison of the voting, dividends, redemption and liquidation rights of the Columbia Care Shares and the Cresco SV Shares is set forth below:

Voting. Holders of each of the Cresco SV Shares and the Columbia Care Shares will be entitled to notice of and to attend at any meeting of the shareholders of Cresco, except a meeting of which only holders of another particular class or series of shares of such company will have the right to vote. At each such meeting, holders of Cresco SV Shares and the Columbia Care Shares will be entitled to one vote in respect of each share held.

Dividends. Holders of each of the Cresco SV Shares and the Columbia Care Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Board of such company may from time to time determine.

Redemption. Neither the Cresco SV Shares nor the Columbia Care Shares are subject to redemption rights.

Liquidation Rights. In the event of the liquidation, dissolution or winding-up of either Cresco or Columbia Care, whether voluntary or involuntary, or in the event of any other distribution of assets of such company among its shareholders for the purpose of winding up its affairs, the holders of each of the Cresco SV Shares and the Columbia Care Shares shall, subject to any preferential rights of the holders of any senior securities (such as the Columbia Care preferred shares or the Cresco non-participating super voting shares) be entitled to participate ratably along with all other shareholders of such company (with respect to certain other Cresco classes such as the proportionate voting shares and the special subordinate voting shares, on an as-converted basis to Cresco SV Shares).

Fractional Shares. We note that no fractional shares will be issued in connection with the Arrangement, so the number of Cresco SV Shares to be received by such former holder of Columbia Care Shares will be rounded down to the nearest whole Cresco SV Share and, in lieu of the issuance of a fractional Cresco Share, Cresco will pay to each such holder a check representing a cash payment (rounded up to the nearest cent) based on a price per Cresco SV Share equal to CAD$7.4296. Columbia Care considers that the that cash offered in lieu of fractional interests is de minimis in the aggregate and does not affect the availability of the Rule 13e-3(g)(2) exception. The cash in lieu of fractional shares in connection with the Arrangement is not driven by any decision to reduce the proportional ownership of the shareholders of Columbia Care, but rather is a customary mechanical procedure utilized in stock transactions to mitigate unnecessary administrative burdens on the corporate share register. As of May 23, 2022, based on information provided by Columbia Care’s transfer agent, there were no record holders of Columbia Care Shares whose holdings will consist only of fractional shares following the application of the exchange ratio in the Arrangement.

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We have also considered that the Staff has previously granted “no-action” relief for reliance on Rule 13e-3(g)(2) on facts involving the payment of cash in lieu of fractional shares to target security holders. In each of the following no-action letters, the incoming request referenced the payment of cash in lieu of fractional shares to target security holders. See, e.g., Canadian Pacific Limited (June 26, 1996); Standard Shares, Incorporated (April 28, 1989); and Swanton Corporation (November 26, 1984). While the discussion relating to the availability of the exception did not focus on the presence of this cash payment, the Staff in each instance granted “no-action” relief from Rule 13e-3 on the basis of the Rule 13e-3(g)(2) exception. Moreover, as a policy matter, Columbia Care believes that the payment of cash in lieu of fractional shares in the context of the Arrangement does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3.

* * * * *

May 24, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter or desire any additional information, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly

David Sirolly Chief Legal Officer and General Counsel

cc:	James Guttman, Dorsey & Whitney LLP